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[LETTERHEAD OF CARTER LEDYARD & MILBURN LLP]

                      January 12, 2007

Ms. Sonia Barros
United States Securities and Exchange Commission
100 F Street
Washington, D.C. 20549

Re:	Flagstone Reinsurance Holdings Limited Registration Statement on Form S-1 Tax Opinions Registration No. 333-138182

Dear Ms. Barros:

        We are furnishing with this letter draft tax opinions rendered by Stewart McKelvey (Canada), Kendall Freeman (UK), Fox Mandal (India) and Lenz & Staehelin (Switzerland) under Item 601(b)(8) of Regulation S -K, requiring opinions of counsel as to material tax consequences, for your review as you requested in comment 75 of your letter dated November 20, 2006. Comment 75 provided as follows: "75. Please provide your tax opinions in your next amendment or as soon as possible. We may have further comments upon review of those opinions."

        We shall submit the United States tax opinion under separate cover.

        Please contact my colleague, Richard Horne (by telephone at 212-238-8726), or me (at 212-238-8711) if you have any comments or questions concerning these draft opinions.

Sincerely,
/s/ Robert A. McTamaney
Robert A. McTamaney

[LETTERHEAD OF STEWART MCKELVEY]

Flagstone Reinsurance Holdings Limited
Crawford House
23 Church Street
Hamilton HM 11, Bermuda

Dear Sirs:

        We are delivering this opinion in connection with the Registration Statement on Form S-1 (File No. 333-138182) (as such has been and may thereafter be amended or supplemented, the "Registration Statement") filed by Flagstone Reinsurance Holdings Limited (the "Company") with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the offering by the Company of 12,500,000 of the Company's Common Shares, $0.01 par value per share (the "Common Shares"), and up to 1,875,000 Common Shares solely to cover over-allotment options.

        We have reviewed the Registration Statement and have considered such aspects of Canadian law as we have deemed relevant for purposes of the opinion set forth below. In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity to authentic originals of all documents submitted to us as copies.

        Based upon and subject to the foregoing and to the conditions and limitations contained in the discussion in the Registration Statement, we hereby confirm that the legal statements contained in the Registration Statement under the heading "Material Tax Considerations—Taxation of the Company and Subsidiaries—Canada," insofar as such statements purport to summarize the Canadian income tax laws referred to therein, constitute our opinion.

        We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement and to the use of our name under the headings "Material Tax Considerations" and "Legal Matters" in the prospectus included in the Registration Statement.

Very truly yours,

STEWART MCKELVEY

[LETTERHEAD OF KENDALL FREEMAN]

January 2007

Flagstone Reinsurance Holdings Limited
Crawford House
23 Church Street
Hamilton HM 11
Bermuda

Dear Ladies and Gentlemen:

        We are delivering this opinion in connection with the Registration Statement on Form S-1 (File No. 333-138182) ("Registration Statement") filed by Flagstone Reinsurance Holdings Limited (the "Company") with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the offering by the Company of 12,500,000 of the Company's Common Shares, $0.01 par value per share (the "Common Shares"), and up to 1,875,000 Common Shares solely to cover over-allotment options.

        We have assumed the accuracy and completeness of all factual information provided to us in respect of the current and proposed activities in the UK of Flagstone Representatives Limited and the conformity to authentic originals of all documents submitted to us as copies.

        Based upon and subject to the foregoing and to the conditions and limitations contained in the discussion in the Registration Statement, we hereby confirm that the legal statements contained in the Registration Statement under the heading "Material Tax Considerations—Taxation of the Company and Subsidiaries—United Kingdom," insofar as such statements summarize certain relevant aspects of the existing corporation tax and income tax laws of the United Kingdom and current practice of Her Majesty's Revenue & Customs referred to therein, constitute our opinion on such laws and practice as at the date of this letter.

        This opinion is based on our understanding of current English law, is only valid at the date of this letter and in relation to the facts known to us at that time, and is subject to the following conditions:

    (a)
    it is for the benefit only of the Company and we accept no responsibility to anyone else; and

    (b)
    this opinion is governed by English law.

        We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement and to the use of our name under the headings "Material Tax Considerations" and "Legal Matters" in the prospectus included in the Registration Statement.

Yours faithfully,

Kendall Freeman

[LETTER HEAD OF FOX MANDAL]

January    , 2007

Flagstone Reinsurance Holdings Limited
Crawford House
23 Church Street
Hamilton HM 11, Bermuda

Ladies and Gentlemen:

        We are delivering this opinion in connection with the Registration Statement on Form S-1 (File No. 333-138182), the "Registration Statement") filed by Flagstone Reinsurance Holdings Limited (the "Company") with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the offering by the Company of 12,500,000 of the Company's Common Shares, $0.01 par value per share (the "Common Shares"), and up to 1,875,000 Common Shares solely to cover over-allotment options.

        We have reviewed the Registration Statement and have considered such aspects of Indian law as we have deemed relevant for purposes of the opinion set forth below. In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity to authentic originals of all documents submitted to us as copies.

        Based upon and subject to the foregoing and to the conditions and limitations contained in the discussion in the Registration Statement, we hereby confirm that the legal statements contained in the Registration Statement under the heading "Material Tax Considerations—Taxation of the Company and Subsidiaries—India," insofar as such statements purport to summarize the income tax laws of India referred to therein, constitute our opinion. Our opinion must be interpreted in the light of assumptions, exceptions, limitations and qualifications as contained herein below:

  •
  The purpose of our opinion is to provide a general summary of the legal matters contained in the disclosed documents and shall not be relied on by any other party for any other purpose whatsoever.

  •
  The opinion as above is to be construed strictly with reference to the matters expressly stated herein.

  •
  The opinion is based on the application of the law(s) in India to the circumstances as are valid and subsisting on the date of this opinion.

        We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement and to the use of our name under the headings "Material Tax Considerations" and "Legal Matters" in the prospectus included in the Registration Statement.

for Fox Mandal & Associates
Purnima Kamble Partner

[LETTERHEAD OF LENZ & STAEHELIN]

Flagstone Reinsurance Holdings Limited
Crawford House
23 Church Street
Hamilton HM 11, Bermuda

Re:
Flagstone Réassurance Suisse SA

Ladies and Gentlemen:

1.
We are lawyers practising and qualified to practice in Switzerland and to advise on the laws of Switzerland. You have asked us to give you an opinion in connection with the registration statement on Form S-1 (file No. 333-138182) (the "Registration Statement") filed by Flagstone Reinsurance Holdings Limited (the "Company") with the Securities and Exchange Commission.

2.
For the purpose of our opinion, we have reviewed a scanned copy of the Registration Statement. In such examination, we have assumed the conformity to authentic original of the scanned copy of the Registration Statement.

3.
Subject to (i) the assumption expressed above under 2. and the limitations set out below under 4. and (ii) the conditions and limitations contained in the discussion in the Registration Statement, we hereby confirm that the legal statements contained in the Registration Statement under the heading "Material Tax Considerations—Taxation of the Company and Subsidiaries—Switzerland", a copy of which is attached hereto under Schedule A, insofar as such statements purport to summarize the Swiss tax laws applicable to Flagstone Réassurance Suisse SA, constitute our opinion.

4.
Our opinion is subject to the following limitations:

(i)
it is limited to the legal statements contained in the Registration Statement under the heading "Material Tax Considerations—Taxation of the Company and Subsidiaries—Switzerland". We express no opinion with respect to any other section of the Registration Statement;

(ii)
it is limited to matters of Swiss law as currently in force and interpreted. We express no opinion with respect to the laws of any other jurisdiction and in particular, to the ones of Bermuda and the United States. We assume no obligation to advise you of any changes that are made or brought to our attention after the date of this opinion;

(iii)
it does not cover any matters of facts; and

(iv)
in this opinion and in the legal statements contained in the Registration Statement under the heading "Material Tax Considerations—Taxation of the Company and Subsidiaries—Switzerland", Swiss legal concepts are expressed in English and not in their original language so that certain of such concepts may not be identical in all respects to the concepts described by the same terms in English that exist under the laws of jurisdictions other than Switzerland.

5.
All disputes arising out of or in connection with this opinion shall be subject to the exclusive jurisdiction of the ordinary courts of the Canton of Geneva, Switzerland. This opinion is governed by and shall be construed in accordance with the laws of Switzerland.

6.
This opinion is addressed to the Company and is for its sole benefit. It may not be relied upon by any other person without our prior written consent. Notwithstanding the foregoing, we hereby consent to (i) the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement and (ii) the use of our name under the headings "Material Tax Considerations" and "Legal Matters" in the Registration Statement.

Very truly yours,
Lenz & Staehelin
Schedule A	Excerpt of the Registration Statement ("Material Tax Considerations—Taxation of the Company and Subsidiaries—Switzerland").

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[LETTERHEAD OF CARTER LEDYARD & MILBURN LLP]
[LETTERHEAD OF STEWART MCKELVEY]
[LETTERHEAD OF KENDALL FREEMAN]
[LETTER HEAD OF FOX MANDAL]
[LETTERHEAD OF LENZ & STAEHELIN]